Exhibit 12

BB&T Corporation

Earnings To Fixed Charges

	Nine Months Ended September 30,		For the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Dollars in millions)
Earnings:
Income before income taxes	$1,144	$737	$969	$1,036	$2,079	$2,582	$2,478
Plus:
Fixed charges	1,108	1,416	1,855	2,232	3,044	4,068	3,233
Less:
Dividends/accretion on preferred stock	—	—	—	124	21	—	—
Noncontrolling interest	34	29	38	24	10	12	5
Capitalized interest	—	—	—	—	2	4	2

Earnings, including interest on deposits	2,218	2,124	2,786	3,120	5,090	6,634	5,704

Less:
Interest on deposits	473	725	917	1,271	1,891	2,620	2,137

Earnings, excluding interest on deposits	$1,745	$1,399	$1,869	$1,849	$3,199	$4,014	$3,567

Fixed charges:
Interest expense	$1,061	$1,372	$1,795	$2,040	$2,969	$4,014	$3,185
Capitalized interest	—	—	—	—	2	4	2
Interest portion of rent expense	47	44	60	68	52	50	46
Dividends/accretion on preferred stock	—	—	—	124	21	—	—

Total fixed charges	1,108	1,416	1,855	2,232	3,044	4,068	3,233

Less:
Interest on deposits	473	725	917	1,271	1,891	2,620	2,137

Total fixed charges excluding interest on deposits	$635	$691	$938	$961	$1,153	$1,448	$1,096

Earnings to fixed charges:
Including interest on deposits	2.00x	1.50x	1.50x	1.40x	1.67x	1.63x	1.76x
Excluding interest on deposits	2.75x	2.02x	1.99x	1.92x	2.77x	2.77x	3.25x